Zillow, Inc.

1301 Second Avenue, Floor 31

Seattle, Washington 98101

September 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief – Legal
Barbara C. Jacobs, Assistant Director
Matthew Crispino, Staff Attorney

Re:	Zillow, Inc.
Registration Statement on Form S-3
File No. 333-183111

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Shuman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Zillow, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-183111), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. Eastern Daylight Time on September 5, 2012, or as soon as practicable thereafter.

The Registrant hereby authorizes Andrew B. Moore, of Perkins Coie LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Moore at (206) 359-8649, or in his absence David F. McShea, of Perkins Coie LLP, at (206) 359-3584. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Perkins Coie LLP, attention: Andrew B. Moore, via facsimile at (206) 359-9649.

Best Regards,

ZILLOW, INC.

/s/ Chad M. Cohen
Chad M. Cohen
Chief Financial Officer

cc:	David F. McShea, Perkins Coie LLP
Andrew B. Moore, Perkins Coie LLP